December 28, 2020

VIA EDGAR

Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Deanna Virginio

Re:	AdaptHealth Corp. Registration Statement on Form S-3 Filed December 18, 2020 File No. 333-251452

Dear Ms. Virginio:

Reference is made to the Registration Statement on Form S-3 filed by AdaptHealth Corp. (the “Company”) with the U.S. Securities and Exchange Commission on December 18, 2020 (File No. 333-251452) (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:30 p.m., Eastern Time, on December 30, 2020 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions related to this letter or if you require any additional information, please contact Michael Brandt or Danielle Scalzo of Willkie Farr & Gallagher LLP at (650) 887-9315 or (212) 728-8620, respectively. Please notify either of them when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

AdaptHealth Corp.

By:	/s/Luke McGee
Name: Luke McGee
Title: Chief Executive Officer

Via E-mail:
cc:	Michael Brandt
Danielle Scalzo
Willkie Farr & Gallagher LLP